# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CHEETAH MOBILE INC., CIK 0001597835
CUSIP: 163075104
Title of class of securities: Class A ordinary shares, par value $0.000025 per share
Address of issuer's principal executive offices: 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong (K3), 00000
Date of event which requires filing of this statement: 04/15/2025
Amends the filing with accession number 0000950142-14-001077
Filed by CIK 0001293451
Persons authorized to receive notices and communications: Tencent Holdings Limited, 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong (K3), 00000, 852 3148 5100

## Reporting persons
- TENCENT HOLDINGS LIMITED (CIK 0001293451): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: affiliate funds (AF); sole voting power 235,513,048; shared voting power 0; sole dispositive power 235,513,048; shared dispositive power 0; aggregate amount beneficially owned 235,513,048 (31.9% of the class)
- TCH COPPER LIMITED: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: affiliate funds (AF); sole voting power 220,481,928; shared voting power 0; sole dispositive power 220,481,928; shared dispositive power 0; aggregate amount beneficially owned 220,481,928 (29.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A ordinary shares, par value $0.000025 per share
Name of issuer: CHEETAH MOBILE INC.
Address of issuer's principal executive offices: 29/F., Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong (K3), 00000

## Item 2. Identity and Background
Name of person filing:
This Amendment No. 1 to Statement on Schedule 13D (this "Amendment No. 1") amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on May 7, 2014 (the "Statement"), and is being filed by Tencent Holdings Limited ("Tencent"), a Cayman Islands company, and TCH Copper Limited ("TCH"), a British Virgin Islands company and a wholly owned subsidiary of Tencent, in respect of the Class A ordinary shares, par value $0.000025 per share (the "Class A Shares"), of Cheetah Mobile Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the "Issuer"). Tencent and TCH are collectively referred to as the "Reporting Persons." This Amendment No. 1 is being filed to reflect a change in the beneficial ownership percentage of the Reporting Persons due solely to changes in the number of Class A Shares issued and outstanding and not as the result of any transaction in the shares of the Issuer owned by the Reporting Persons. Unless otherwise stated herein, the Statement remains in full force and effect. All capitalized terms used in this Amendment No. 1 but not defined herein shall have the meanings ascribed to them in the Statement.

Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of principal offices of each of the Reporting Persons is Level 29, Three Pacific Place, No. 1 Queen's Road East, Wanchai, Hong Kong.
Present principal occupation or employment:
TCH is a wholly owned subsidiary of Tencent and is principally engaged in the business of holding securities in portfolio companies in which Tencent invests.

Tencent is an integrated Internet services company providing services including value-added services, online advertising and FinTech and business services. It has been listed on the main board of the Hong Kong Stock Exchange since June 16, 2004 (SEHK 700).

Attached hereto as Appendix A, and incorporated herein by reference, is information concerning each of the executive officers and directors of each of the Reporting Persons (collectively, the "Related Persons"), which is required to be disclosed in response to Item 2 and General Instruction C to Schedule 13D.
Criminal convictions in the last five years: None of the Reporting Persons nor any of the Related Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: No change.

## Item 4. Purpose of Transaction
Purpose of transaction: No change.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
This Item 5 is hereby amended and restated in its entirety to read as follows:

Items 7 through 11 and Item 13 of each of the cover page of this Statement for the Reporting Persons are incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner and deemed to have the sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition, of (i) 15,031,120 Class A Shares beneficially owned by THL E Limited ("THL"), a British Virgin Islands company and a wholly owned subsidiary of Tencent, and (ii) 220,481,928 Class B Shares held of record by TCH, which collectively represent 31.9% of the total issued and outstanding Class A Shares.

The beneficial ownership percentage above is calculated based on a total of 1,534,534,235 ordinary shares (being the sum of 518,104,900 Class A Shares and 1,016,429,335 Class B Shares) of the Issuer outstanding as of March 31, 2025, as disclosed in the Issuer's annual report on Form 20-F for the fiscal year ended December 31, 2024 filed with the SEC on April 15, 2025.
Transactions in the class effected during the past sixty days: To the knowledge of the Reporting Persons, none of the Related Persons has effected any transactions in the Class A Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: No change.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 1: Joint Filing Agreement, dated April 17, 2025, by and between Tencent Holdings Limited, and TCH Copper Limited.

## Signatures
- TENCENT HOLDINGS LIMITED: /s/ Ma Huateng, Ma Huateng, Director (04/17/2025)
- TCH COPPER LIMITED: /s/ Li Qingjie, Li Qingjie, Director (04/17/2025)